                                                                      EXHIBIT 28

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS




                                                                Page Number
                                                                -----------

Report of Independent Auditors.................................     F-2

Consolidated Balance Sheets at September 26, 1993,
   September 25, 1994 and September 24, 1995...................     F-3

Fiscal years ended September 26, 1993, September 25, 1994 and
   September 24, 1995:

    Consolidated Statements of Income..........................     F-5

    Consolidated Statements of Cash Flows......................     F-6

    Consolidated Statements of Stockholders' Equity............     F-8

Notes to Consolidated Financial Statements.....................     F-9


                        REPORT OF INDEPENDENT AUDITORS


To the Board of Directors of
Stater Bros. Holdings Inc.

     We have audited the accompanying consolidated balance sheets of Stater Bros. Holdings Inc. and subsidiaries as of September 26, 1993, September 25, 1994 and September 24, 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the 52-week periods then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Stater Bros. Holdings Inc. and subsidiaries as of September 26, 1993, September 25, 1994 and September 24, 1995, and the consolidated results of their operations and their cash flows for each of the 52-week periods then ended, in conformity with generally accepted accounting principles.




                                                      ERNST & YOUNG LLP

Riverside, California
November 17, 1995

                          STATER BROS. HOLDINGS INC.
                          CONSOLIDATED BALANCE SHEETS
                                (In thousands)

                                    ASSETS

                                                    SEPT. 26,  SEPT. 25,  SEPT. 24,
                                                       1993       1994       1995
                                                    ---------  ---------  ---------
Current Assets
  Cash and cash equivalents.......................  $  1,548   $ 21,289   $ 26,308
  Receivables.....................................    16,306     16,503     15,877
  Inventories.....................................    99,374    103,655    107,146
  Prepaid expenses................................     3,631      3,421      3,591
  Deferred income taxes...........................     5,061      3,276      2,792
  Properties held for sale........................     2,090      2,964      2,933
                                                    --------   --------   --------

Total current assets..............................   128,010    151,108    158,647


Investment in unconsolidated affiliate............    10,822     10,230      9,250

Investment in stock...............................     4,000          -          -


Property and equipment
  Land............................................    20,574     20,678     20,653
  Buildings and improvements......................    84,538     92,808     96,653
  Store fixtures and equipment....................    53,467     61,208     68,338
  Property subject to capital leases..............    14,678     14,368     14,368
                                                    --------   --------   --------
                                                     173,257    189,062    200,012


  Less accumulated depreciation and amortization..    64,289     72,902     81,385
                                                    --------   --------   --------
                                                     108,968    116,160    118,627


Deferred income taxes.............................     1,891      5,351      4,975
Deferred debt issuance costs, net.................     1,746      7,630      6,423
Lease guarantee escrow............................     3,481      4,446      5,584
Other assets......................................     5,566     11,564     10,576
                                                    --------   --------   --------

Total assets......................................  $264,484   $306,489   $314,082
                                                    ========   ========   ========

         See accompanying notes to consolidated financial statements.

                          STATER BROS. HOLDINGS INC.
                    CONSOLIDATED BALANCE SHEETS (CONTINUED)
                     (In thousands, except share amounts)

                     LIABILITIES AND STOCKHOLDERS' EQUITY

                                                        SEPT. 26,  SEPT. 25,   SEPT. 24,
                                                          1993        1994        1995
                                                        ---------  ----------  ----------
Current Liabilities
  Notes payable.......................................   $  9,000   $      -    $      -
  Accounts payable....................................     56,036     63,538      67,604
  Accrued payroll and related expenses................     17,130     21,289      22,289
  Other accrued liabilities...........................     22,971     23,704      22,653
  Current portion of long-term debt...................        164          -           -
  Current portion of capital lease obligations........      1,113      1,155       1,087
                                                         --------   --------    --------

Total current liabilities.............................    106,414    109,686     113,633

Long-term debt, less current portion..................     87,576    165,000     165,000
Capital lease obligations, less current portion.......     10,456      9,187       8,099
Long-term portion of self-insurance reserves..........     15,736     15,765      13,772

Stockholders' equity
  Series A Preferred Stock, $25 stated value:
    Authorized shares - 250,000
    Issued and outstanding shares - 144,000 in 1993,
     0 in 1994 and 1995...............................      3,600          -           -
  Common Stock, $.01 par value:
    Authorized shares - 100,000
    Issued and outstanding shares - 100,000 in 1993,
     50,000 in 1994 and 1995..........................          1          1           1
  Class A Common Stock, $.01 par value:
    Authorized shares - 100,000
    Issued and outstanding shares - 0 in 1993,
     50,000 in 1994 and 1995..........................          -          1           1
  Additional paid-in capital..........................     12,715     12,715      12,715
  Retained earnings...................................     27,986      8,784      15,511
  Less option to acquire stock........................          -    (14,650)    (14,650)
                                                         --------   --------    --------

Total stockholders' equity............................     44,302      6,851      13,578
                                                         --------   --------    --------

Total liabilities and stockholders' equity............   $264,484   $306,489    $314,082
                                                         ========   ========    ========



          See accompanying notes to consolidated financial statements.

                          STATER BROS. HOLDINGS INC.
                       CONSOLIDATED STATEMENTS OF INCOME
              (In thousands, except per share and share amounts)

                                                                       Fiscal Year Ended
                                                                       -----------------
                                                              SEPT. 26,    SEPT. 25,    SEPT. 24,
                                                                1993         1994         1995
                                                             ----------   ----------   ----------
Sales......................................................  $1,526,002   $1,539,717   $1,579,895
Cost of goods sold.........................................   1,195,399    1,199,794    1,227,355
                                                             ----------   ----------   ----------
Gross profit...............................................     330,603      339,923      352,540

Operating expenses
  Selling, general and administrative expenses.............     300,826      297,474      308,332
  Depreciation and amortization............................       9,910       11,656       11,756
  Consulting fees..........................................           -          830        1,500
                                                             ----------   ----------   ----------
Total operating expenses...................................     310,736      309,960      321,588
                                                             ----------   ----------   ----------
Operating profit...........................................      19,867       29,963       30,952
Interest income............................................         171          384          952
Interest expense...........................................     (10,292)     (15,501)     (20,076)
Equity in earnings (loss) from unconsolidated affiliate....         107         (592)        (980)
Other income - net.........................................         265          391           97
                                                             ----------   ----------   ----------
Income before income taxes and the cumulative effect of a
  change in accounting for income taxes and extraordinary
   loss....................................................      10,118       14,645       10,945
Income taxes...............................................       4,426        5,856        4,218
                                                             ----------   ----------   ----------
Income before cumulative effect of a change in accounting
  for income taxes and extraordinary loss..................       5,692        8,789        6,727
Cumulative effect of a change in accounting for income
  taxes....................................................           -          372            -
                                                             ----------   ----------   ----------
Income before extraordinary loss...........................       5,692        9,161        6,727
Extraordinary loss from early extinguishment of debt
  ($13,856 less tax effect of $5,820)......................           -       (8,036)           -
                                                             ----------   ----------   ----------
Net income.................................................       5,692        1,125        6,727
  Less preferred dividends.................................         323          327            -
                                                             ----------   ----------   ----------
Net income available to common shareholders................  $    5,369   $      798   $    6,727
                                                             ==========   ==========   ==========

Earnings per common share:
  Before cumulative effect of a change in accounting for
   income taxes and extraordinary loss.....................      $53.69       $84.62       $67.27
  Cumulative effect of a change in accounting for income
   taxes...................................................           -         3.72            -
  Extraordinary loss.......................................           -       (80.36)           -
                                                                 ------       ------       ------

Earnings per common share..................................      $53.69        $7.98       $67.27
                                                                 ======        =====       ======

Average common shares outstanding..........................     100,000      100,000      100,000
                                                                =======      =======      =======



          See accompanying notes to consolidated financial statements.

                          STATER BROS. HOLDINGS INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (In thousands)

                                                                            Fiscal Year Ended
                                                                            ------------------
                                                                   SEPT. 26,    SEPT. 25,    SEPT. 24,
                                                                      1993         1994         1995
                                                                   ---------    ---------    ---------
OPERATING ACTIVITIES:
Net income.......................................................    $ 5,692     $  1,125      $ 6,727
Adjustments to reconcile net income to net cash provided
 by operating activities:
  Cumulative effect of a change in accounting for
   income taxes..................................................          -         (372)           -
  Extraordinary loss related to early extinguishment
   of debt.......................................................          -       13,856            -
  Depreciation and amortization..................................      9,910       11,656       11,756
  Deferred income taxes..........................................        129       (1,303)         860
  (Gain) on disposals of assets..................................       (265)        (391)         (97)
  Net undistributed (earnings) loss in unconsolidated affiliate..       (107)         592          980
  Changes in operating assets and liabilities:
   (Increase) decrease in receivables............................        302         (197)         626
   (Increase) decrease in inventories............................       (612)      (4,281)      (3,491)
   (Increase) decrease in prepaid expenses.......................         32          210         (170)
   (Increase) decrease in other assets...........................        (50)     (14,695)        (359)
   Increase (decrease) in accounts payable.......................     (5,719)       7,502        4,066
   Increase (decrease) in accrued liabilities and long-term
   portion of self-insurance reserves............................        152        4,921       (2,044)
                                                                     -------     --------      -------
Net cash provided by operating activities........................      9,464       18,623       18,854
                                                                     -------     --------      -------

FINANCING ACTIVITIES:
Proceeds from notes payable......................................      5,000            -            -
Proceeds from long-term debt.....................................          -      165,000            -
Payment on notes payable.........................................          -       (9,000)           -
Redemption of preferred stock....................................          -       (3,600)           -
Premiums paid on early retirement of debt........................          -      (12,893)           -
Principal payments on long-term debt and capital
 lease obligations...............................................     (1,558)     (88,967)      (1,156)
Dividends paid on preferred stock................................       (323)        (327)           -
Dividends paid on common stock...................................          -      (20,000)           -
Option to acquire stock..........................................          -      (14,650)           -
                                                                     -------     --------      -------
Net cash provided by (used in) financing activities..............    $ 3,119     $ 15,563      $(1,156)
                                                                     -------     --------      -------



          See accompanying notes to consolidated financial statements.

                          STATER BROS. HOLDINGS INC.
               CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                                (In thousands)

                                                                            Fiscal Year Ended
                                                                            ------------------
                                                                   SEPT. 26,    SEPT. 25,    SEPT. 24,
                                                                     1993         1994         1995
                                                                   ---------    ---------    ---------
INVESTING ACTIVITIES:
Purchase of property and equipment...........................      $(17,178)    $(19,409)    $(13,178)
Proceeds from sale of property and equipment and properties
 held for sale...............................................           530          964          499
Decrease in investment in stock..............................             -        4,000            -
                                                                   --------     --------     --------
Net cash (used in) investing activities......................       (16,648)     (14,445)     (12,679)
                                                                   --------     --------     --------
Net increase (decrease) in cash and cash equivalents.........        (4,065)      19,741        5,019
Cash and cash equivalents at beginning of period.............         5,613        1,548       21,289
                                                                   --------     --------     --------
Cash and cash equivalents at end of period...................      $  1,548     $ 21,289     $ 26,308
                                                                   ========     ========     ========

Interest paid................................................      $ 10,931     $ 17,120     $ 19,537
Income taxes paid............................................      $  2,174     $  1,753     $  4,633



          See accompanying notes to consolidated financial statements.

                          STATER BROS. HOLDINGS INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     (In thousands, except share amounts)

                                                                                               OPTION
                                            SERIES A           CLASS A  ADDITIONAL               TO
                                           PREFERRED   COMMON  COMMON    PAID-IN    RETAINED   ACQUIRE
                                             STOCK     STOCK    STOCK    CAPITAL    EARNINGS    STOCK
                                           ---------   ------  -------  ----------  --------   -------

Balances at September 27, 1992...........  $   1,600   $    1  $     -  $   12,715  $ 22,617   $      -
  Issuance of 80,000 shares of Series A
    Preferred Stock......................      2,000        -        -           -         -          -
  Net income for 52 weeks ended
    September 26, 1993...................          -        -        -           -     5,692          -
  Preferred stock dividends paid.........          -        -        -           -      (323)         -
                                           ---------   ------  -------  ----------  --------   --------

Balances at September 26, 1993...........      3,600        1        -      12,715    27,986          -
  Preferred stock redeemed...............     (3,600)       -        -           -         -          -
  Common Stock exchanged for Class A
    Common Stock.........................          -        -        1           -         -          -
  Option to acquire stock................          -        -        -           -         -    (14,650)
  Net income for 52 weeks ended
    September 25, 1994...................          -        -        -           -     1,125          -
  Preferred stock dividends paid.........          -        -        -           -      (327)         -
  Common stock dividends paid............          -        -        -           -   (20,000)         -
                                           ---------   ------  -------  ----------  --------   --------

Balances at September 25, 1994...........          -        1        1      12,715     8,784    (14,650)
  Net income for 52 weeks ended
    September 24, 1995...................          -        -        -           -     6,727          -
                                           ---------   ------  -------  ----------  --------   --------

Balances at September 24, 1995...........  $       -   $    1  $     1  $   12,715  $ 15,511   $(14,650)
                                           =========   ======  =======  ==========  ========   ========



          See accompanying notes to consolidated financial statements.

                           STATER BROS. HOLDINGS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 24, 1995

NOTE 1 - THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

   Description of Business

   Stater Bros. Holdings Inc. (the "Company") is engaged primarily in the operation of retail supermarkets. As of September 24, 1995, the Company operated 110 retail food supermarkets under the name "Stater Bros." The Company's supermarkets are located principally in the "Inland Empire" area of Southern California - San Bernardino, Riverside and the eastern portions of Los Angeles, Orange and Kern counties. The Company and its predecessor companies have operated retail grocery stores under the "Stater Bros." name in the Inland Empire since 1936.

   Principles of Consolidation

   The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Stater Bros. Markets ("Markets") and Stater Bros. Development, Inc. All significant inter-company transactions have been eliminated in consolidation.

   Fiscal Year

   The Company's fiscal year ends on the last Sunday in September. The fiscal years ended September 26, 1993, September 25, 1994 and September 24, 1995 were 52-week years.

   Cash and Cash Equivalents

   Cash and cash equivalents are reflected at cost, which approximates their fair value, and consist primarily of overnight repurchase agreements, certificates of deposit and money market funds with maturities of less than three months when purchased.

   Inventories

   Inventories are stated at the lower of cost (first-in, first-out) or market.

   Accounts Receivable

   Accounts receivable represents amounts expected to be received during the next operating cycle of the Company. The carrying amount reported in the balance sheet for accounts receivable approximates their fair value.

   Properties Held for Sale

   Properties expected to be sold within one year are classified as current assets and are stated at the lower of cost or estimated net realizable value and consist of land, buildings and equipment.

   Deferred Debt Issuance Costs

   Direct costs incurred as a result of financing transactions are capitalized and amortized to interest expense over the terms of the applicable debt agreements.

   Self-insurance Reserves

   The Company provides reserves, subject to certain retention levels, for workers' compensation, general and automobile liability claims. Consulting actuaries assist the Company in developing reserve estimates for its self-insured liabilities. Such reserves are discounted using an 8% rate. The Company is self-insured, subject to certain retention levels, for healthcare costs of eligible non-bargaining unit employees. Such healthcare reserves are not discounted.

                          STATER BROS. HOLDINGS INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 1 - THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

   Property and Equipment

   Property and equipment are stated at cost and are depreciated or amortized, principally on the straight-line method over the estimated useful lives of the assets, and for capitalized leases over the lesser of the initial term of the leases or the economic life of the asset.

   The average economic lives are as follows:

                                                  Range       Most Prevalent
                                              -------------  ----------------
     Buildings and improvements.............  8 - 30 Years       25 Years
     Store furniture and equipment..........  3 - 10 Years        5 Years
     Property subject to capital leases.....  Life of Lease      25 Years

   Income Taxes

   The Company provides for deferred income taxes as timing differences arise between income and expenses recorded for financial and income tax reporting purposes.

   Cost of Goods Sold

   Costs of goods sold include certain warehousing, transportation and distribution costs.

   Reclassifications

   Certain amounts in the prior periods have been reclassified to conform to the current period financial statement presentation.

NOTE 2 - DEBT

   Long-term debt consisted of the following:

                                                   Sept. 26,    Sept. 25,    Sept. 24,
                                                     1993         1994         1995
                                                   ---------    ---------    ---------
                                                              (In thousands)
11% senior notes payable, due March 1, 2001......    $      -    $165,000     $165,000
9.8% senior notes payable, due
   December 1, 2001..............................      75,500           -            -
Note payable to bank, 11.00% effective interest
   rate, secured by real property, with
   monthly principal payments of $5,000,
   due August 1, 1995............................       7,189           -            -
Note payable to bank, 11.07% effective interest
   rate, secured by real property, with
   quarterly principal payments of $4,000,
   due April 1, 1996.............................       2,438           -            -
Note payable to bank, 9.99% effective interest
   rate, secured by real property, with
   quarterly principal payments of $5,000,
   due February 1, 1997..........................       2,254           -            -
Other notes......................................         359           -            -
                                                     --------    --------     --------
   Total Debt....................................      87,740     165,000      165,000
Less current portion.............................         164           -            -
                                                     --------    --------     --------
Long-term debt...................................    $ 87,576    $165,000     $165,000
                                                     ========    ========     ========

                          STATER BROS. HOLDINGS INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 2 - DEBT (CONTD.)

   As of September 24, 1995, no principal payments were due in the next five years.

   Interest on the 11.0% Senior Notes is payable semi-annually on September 1 and March 1. The 11.0% Senior Notes are due March 1, 2001.

   The 9.8% Senior Notes payable, due December 1, 2001 and the notes payable to banks, were redeemed by the Company on March 8, 1994, including a prepayment premium of $13.9 million.

   Interest capitalized during fiscal years 1993, 1994 and 1995 amounted to $417,000, $437,000 and $50,000, respectively. Interest expense incurred, before the effect of capitalized interest, during 1993, 1994 and 1995 amounted to $10,709,000, $15,938,000 and $20,126,000, respectively.

   The fair value of the Company's long-term debt, based on the quoted market rates on the last trading day prior to year end, was approximately $166.7 million.

   The Company had no short-term borrowings outstanding at year end 1995 and 1994 compared to $9,000,000 in 1993. The average daily amount of short-term borrowings was $10,563,000, $5,420,000 and $129,000 in 1993, 1994 and 1995,
respectively. The weighted average interest rates were 4.98%, 4.40% and 9.68% in 1993, 1994 and 1995, respectively.

   The Company is subject to certain covenants associated with its 11% Senior Notes due 2001. As of September 24, 1995, the Company was in compliance with all such covenants.



NOTE 3 - UNCONSOLIDATED AFFILIATE

   The Company owns 49.6% of Santee Dairies, Inc. ("Santee"), an operator of a fluid milk processing plant located in Los Angeles, California, and is not the controlling stockholder. Accordingly, the Company accounts for its investment in Santee using the equity method and recognized earnings of $107,000 during 1993 and recognized losses of $592,000 and $980,000 during 1994 and 1995, respectively. The Company is a significant customer of Santee which supplies the Company with a substantial portion of its fluid milk and dairy products.



NOTE 4 - BANK FACILITIES

   Stater Bros. Markets and Bank of America National Trust and Savings Association (the "Bank") have entered into a credit agreement (as amended) whereby the Bank provides Stater Bros. Markets with a revolving operating line of credit (the "Operating Facility") with a maximum availability of $11.0 million and a revolving letter of credit facility (the "LC Facility") with a maximum availability of $28.0 million (collectively, the "Bank Facilities"). The Bank Facilities will expire on June 1, 1996. The Company intends to renew or replace the Bank Facilities on or before June 1, 1996. Interest on the outstanding principal balance on the Operating Facility is payable monthly at either the Bank's reference rate plus one percent per annum or a fixed rate of interest. Borrowings under the Bank Facilities are unsecured general obligations of Stater Bros. Markets and are guaranteed by Stater Bros. Development, Inc. The Bank Facilities contain customary cross-default provisions with respect to the Company's 11% Senior Notes due 2001.

                           STATER BROS. HOLDINGS INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 4 - BANK FACILITIES (CONTD.)

   The Bank Facilities also contain certain financial and other covenants applicable to Stater Bros. Markets, including without limitation, requirements to (i) maintain a minimum current ratio of at least 1.20:1; (ii) maintain minimum tangible net worth plus debt subordinated to the Bank (as defined) of at least $134.0 million; (iii) maintain a ratio of total liabilities to tangible net worth plus debt subordinated to the Bank of not in excess of 1.30:1; (iv) maintain a minimum fixed charge coverage ratio (as defined) of at least 1.10:1 for each consecutive four fiscal quarters beginning with the four fiscal quarters ending on Stater Bros. Markets' 1995 fiscal year end; (v) limit the sale of assets; (vi) prohibit additional indebtedness except for normal trade credit and indebtedness secured only by real property constructed or acquired within the prior twelve months; (vii) prohibit additional liens except for liens for indebtedness secured by real property pursuant to clause (v); (viii) prohibit the acquisition of other business entities; (ix) restrict the payment of dividends (as discussed below); (x) prohibit changes of ownership; (xi) prohibit the liquidation, consolidation or merger of the business; and (xii) repay all advances outstanding under the Operating Facility and not draw any new advances for at least 5 calendar days each month. As of September 24, 1995, for purposes of the Bank Facilities, Stater Bros. Markets was in compliance with all restrictive convenants and had (i) a current ratio of 1.40:1, (ii) tangible net worth and debt subordinated to the Bank of $176.4 million; (iii) a ratio of total liabilities to tangible net worth and debt subordinated to the Bank of 0.76:1 and (iv) a fixed charge coverage ratio (as defined in the Bank Facilities) of 1.30:1. If for any reason Stater Bros. Markets is unable to comply with the terms of the Bank Facilities, including the covenants contained therein, such noncompliance would result in an event of default under the Bank Facilities, and could result in acceleration of the payment of indebtedness then outstanding under Bank Facilities or, in certain situations, the prohibition of the payment of dividends to the Company. In addition, no amendment, waiver or supplement may be made to the Indenture without the prior written consent of the Bank if such amendment, waiver or supplement adversely affects the rights of the Bank as lender to Stater Bros. Markets.

   The financial and operational covenants contained in the Bank Facilities significantly limit Stater Bros. Markets' ability to pay dividends and make loans or advances to the Company, the primary source of anticipated cash for the Company, and could limit the Company's ability to respond to changing business and economic conditions, and to finance future operations or capital needs including the Company's ability to achieve its plans to remodel and expand existing supermarkets and open new supermarkets.

                          STATER BROS. HOLDINGS INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 5 - LEASES

   The Company leases the majority of its retail stores, offices, warehouses and distribution facilities. Certain leases provide for additional rents based on sales. Primary lease terms range from 10 to 99 years and substantially all leases provide for renewal options.

   A portion of the Company's lease obligations are guaranteed by Petrolane Incorporated ("Petrolane") (see Note 6). The leases guaranteed by Petrolane had initial terms of 20 years and expire in the year 2003. Lease payments for the properties subject to the Petrolane guarantees are approximately $10.0 million per year. Under the terms of the agreement related to the Company's acquisition of Stater Bros. Markets from Petrolane in 1983, as amended in 1985, Stater Bros. Markets is required to make annual deposits into an escrow account. The amount of each annual deposit is to be based on (a) a percentage of sales of 20 supermarkets, as specified in the agreement, to the extent they exceed a defined base; and (b) a percentage of rents adjusted for increases in the Consumer Price Index for certain rental property, including the Company's office and warehouse complex. The Company deposited $765,000, $844,000 and $861,000 into the escrow account in 1993, 1994 and 1995, respectively.

   Upon termination of the leases, or the termination of the Petrolane lease guarantees, all amounts deposited into the escrow account, plus interest thereon, less any amounts disbursed, will be returned to the Company. At September 24, 1995, the escrow account had a cumulative balance of $5,584,000, compared to $4,446,000 and $3,481,000 as of September 25, 1994 and September 26, 1993, respectively.

   Petrolane, or its successor, has the right to cause the escrow holder to disburse funds from the amounts held in the escrow account any amounts which Petrolane or its successor may be required to pay as guarantor of the lease obligations of Stater Bros. Markets.

   Following is a summary of future minimum lease payments as of September 24, 1995:

                                                         Operating
                                                          Leases
                                                Capital   Minimum
     Fiscal Year                                Leases    Payment
     -----------                                -------  ---------
                                                  (In thousands)
     1996.....................................  $ 1,844   $ 18,113
     1997.....................................    1,844     16,496
     1998.....................................    1,814     15,499
     1999.....................................    1,760     15,342
     2000.....................................    1,693     14,471
     Thereafter...............................    3,418     52,827
                                                -------   --------

     Total minimum lease payments.............   12,373   $132,748
                                                          ========
     Less amounts representing interest.......    3,187
                                                -------
     Present value of minimum lease payments..    9,186
     Less current portion.....................    1,087
                                                -------
     Long-term portion........................  $ 8,099
                                                =======

                          STATER BROS. HOLDINGS INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 5 - LEASES (CONTD.)

   Rental expense and sublease income were as follows:

                                               52 Weeks Ended
                               ----------------------------------------------
                               Sept. 26, 1993  Sept. 25, 1994  Sept. 24, 1995
                               --------------  --------------  --------------
                                               (In thousands)
     Minimum rentals.........     $   20,919      $   19,708      $   17,906
     Rentals based on sales..     $    4,517      $    4,432      $    5,179
     Sublease income.........     $      984      $    1,066      $    1,018

   Aggregate sublease income to be received subsequent to September 24, 1995 is approximately $5,482,000.


NOTE 6 - PREFERRED STOCK

   Stater Bros. Markets has issued and outstanding 10 shares of its $11.00 Cumulative Redeemable Preferred Stock due in 2003 for $1,000 plus accrued and unpaid dividends. Dividends are accrued at the rate of $11.00 per share per annum. The preferred stock was issued in conjunction with a guarantee of Stater Bros. Markets lease obligations by Petrolane Incorporated (see Note 5). For as long as the $11.00 Cumulative Redeemable Preferred Stock remains outstanding, Stater Bros. Markets is subject to certain covenants. The most restrictive covenant limits the amount of dividends that may be paid to its stockholders to amounts that may be legally paid under applicable state laws. At September 24, 1995, accumulated earnings available for dividend distributions were approximately $165.0 million. In the event of non-compliance by Stater Bros. Markets, the holders of the preferred stock may elect the Board of Directors of Stater Bros. Markets. At September 24, 1995, Stater Bros. Markets was in compliance with these covenants.

   In September 1993 and September 1992, the Company exchanged $2.0 million and $1.6 million of notes payable to stockholders for 80,000 and 64,000 shares, respectively, of the Company's Series A Preferred Stock. As part of the Recapitalization Transaction (see Note 8), all of the outstanding Series A Preferred Stock was redeemed on March 8, 1994.


NOTE 7 - INCOME TAXES

   The provision for income taxes consisted of the following:

                                  52 Weeks Ended
                 ------------------------------------------------
                 Sept. 26, 1993   Sept. 25, 1994   Sept. 24, 1995
                 --------------   --------------   --------------
                                  (In thousands)
     Current
      Federal..      $   4,019        $   5,493        $   2,991
      State....          1,030            1,563              944
                     ---------        ---------        ---------
                         5,049            7,056            3,935
                     ---------        ---------        ---------

     Deferred
      Federal..           (616)            (976)             213
      State....             (7)            (224)              70
                     ---------        ---------        ---------
                          (623)          (1,200)             283
                     ---------        ---------        ---------
                     $   4,426        $   5,856        $   4,218
                     =========        =========        =========

                          STATER BROS. HOLDINGS INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 - INCOME TAXES (CONTD.)

   The current portion of Federal and State income taxes for fiscal year ended September 25, 1994 does not include the tax benefits associated with the extraordinary loss from the early extinguishment of debt. Such Federal and State tax benefits in 1994 amounted to $4,850,000 and $970,000.

   A reconciliation of the provision for income taxes to amounts computed at the federal statutory rate is as follows:

                                                         52 Weeks Ended
                                        ------------------------------------------------
                                        Sept. 26, 1993   Sept. 25, 1994   Sept. 24, 1995
                                        --------------   --------------   --------------
   Statutory federal income tax rate..           34.0%            34.3%             35.0%
   State franchise tax rate, net of
     federal income tax benefit.......            6.1              6.1               6.1
   Other..............................            3.6              (.4)             (2.6)
                                                 ----             ----              ----
                                                 43.7%            40.0%             38.5%
                                                 =====           ======             =====

   Deferred income taxes resulted from timing differences in recognizing revenue and expense for tax and financial statement purposes. The sources of these timing differences and the income tax (benefit) of each were as follows:

                                                         52 Weeks Ended
                                        ------------------------------------------------
                                        Sept. 26, 1993   Sept. 25, 1994   Sept. 24, 1995
                                        --------------   --------------   --------------
                                                         (In thousands)
   Accrued liabilities...............       $    (445)       $  (1,057)        $    366
   California franchise tax..........             (45)             307             (258)
   Uniform capitalization............               9              (20)              18
   Depreciation......................            (404)            (154)             542
   Other, net........................             262             (276)            (385)
                                            ---------        ---------         --------
                                            $    (623)       $  (1,200)        $    283
                                            ==========       ==========        =========

   The Company adopted Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes" (SFAS No. 109) effective at the beginning of fiscal 1994. Adoption of this statement in fiscal 1994 resulted in a gain of $372,000 from the cumulative effect of a change in accounting principle and a corresponding increase to deferred income taxes benefit of $372,000.

                          STATER BROS. HOLDINGS INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 - INCOME TAXES (CONTD.)

   SFAS No. 109 provides that income taxes are accounted for using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to the adoption of SFAS No. 109, income tax expense was determined using the deferred method. Deferred tax assets and liabilities were based on items of income and expense that were reported in different years in the financial statements and tax returns and were measured at the tax rate in effect in the year the differences originated.

   Components of deferred income taxes are as follows:

                                                    Sept. 25, 1994   Sept. 24, 1995
                                                    --------------   --------------
                                                             (In thousands)
        Deferred income tax assets:
        --------------------------
        Property and equipment                             $ 2,117          $ 1,542
        Self-insurance reserves                              5,727            4,313
        Accrued payroll and related liabilities              2,022            2,218
        Inventories                                          1,200            1,140
                                                           -------          -------
           Total deferred income tax assets                 11,066            9,213

        Deferred income tax liabilities:
        -------------------------------
        Investment in dairy                                 (1,046)            (630)
        Other                                               (1,393)            (816)
                                                           -------          -------
           Total deferred income tax liabilities            (2,439)          (1,446)
                                                           -------          -------

        Net deferred income tax assets                     $ 8,627          $ 7,767
                                                           =======          =======

   Although there can be no assurances as to future taxable income of the Company, the Company believes that its expectations of future taxable income, when combined with the income taxes paid in prior years, will be adequate to realize the deferred income tax assets.

NOTE 8 - RELATED PARTY TRANSACTIONS

   Investment in Stock

   During 1989, the Company acquired 311,404 shares of Common Stock of Craig Corporation (the "Craig Common Stock") for $4.0 million. Craig Corporation ("Craig") is a stockholder of the Company. The Company had the right to require Craig to purchase the Craig Common Stock for $4.0 million in May 1994. In 1993, the Company entered into a series of separate agreements (the "Recapitalization") with Craig (see Note 12). Upon the earlier of the completion of the Recapitalization Transaction or March 31, 1994, subject to applicable California law governing distributions to shareholders, the Company was obligated to sell, transfer and assign the Common Stock of Craig to Craig in exchange for Craig's agreement not to exercise its rights under, or be entitled to certain benefits of the Agreement of Stockholders of Stater Bros. Holdings Inc. dated as of May 10, 1989, as amended effective September 3, 1993 and to stand still during the time period from October 1, 1993 to the earlier of the completion of the Recapitalization or March 31, 1994 in order to allow the Company time to complete the Recapitalization. The Company transferred the 311,404 shares of Common Stock of Craig to Craig in August 1994.

   Consulting Agreements and Covenant Not to Compete

   Since January 1, 1989, the Company has entered into various consulting agreements (the "Agreements") with its stockholders, La Cadena Investments, a California general

                          STATER BROS. HOLDINGS INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 8 - RELATED PARTY TRANSACTIONS (CONTD.)

   Consulting Agreements and Covenant Not to Compete (contd.)

partnership, and Craig, that required La Cadena and Craig to provide consultation and advice to the Company in connection with general business, financial, management consulting, real estate acquisition and development, and product diversification matters (collectively the "Consulting Services"). All fees payable under the Agreements were subject to and subordinate to provisions of the Company's credit agreements. The Agreements entered into in February 1992 provided for the stockholders to continue to render consulting services through fiscal 1993 and terminated on September 26, 1993. Throughout fiscal 1993, the stockholders were negotiating with each other and the Company with respect to the Recapitalization Transaction (see Note 12). During fiscal 1993, consulting services rendered pursuant to these Agreements were de minimis and, accordingly, it was determined that no fees were payable under the terms of the Agreements for the fiscal year ended September 26, 1993. Pursuant to a Consulting Agreement dated as of September 3, 1993 (the "Consulting Agreement"), which became effective and commenced as of the Recapitalization Closing, Craig will render consulting services to the Company for a five-year period and Craig has agreed not to engage in any business that competes with the Company in any of the five counties in which the Company operates until the end of the five-year period of the Consulting Agreement. In consideration for such consulting services, the Company will pay Craig $1.5 million per year thereafter, payable quarterly during the term of the Consulting Agreement. Expenses of $.8 million and $1.5 million were incurred under the various consulting agreements in 1994 and 1995, respectively. Additionally, at the Recapitalization Closing, the Company paid Craig $5.0 million which is amortized to earnings over the five-year term of the covenant not to compete included in the Consulting Agreement.


NOTE 9 - RETIREMENT PLANS

   Pension Plan

   The Company has a noncontributory defined benefit pension plan covering substantially all non-union employees. The plan provides for benefits based on an employee's compensation during the three years before retirement. The Company's funding policy for this plan is to contribute annually at a rate that is intended to provide sufficient assets to meet future benefit payment requirements.

   Net periodic pension cost included the following components:

                                                               52 Weeks Ended
                                              ------------------------------------------------
                                              Sept. 26, 1993   Sept. 25, 1994   Sept. 24, 1995
                                              --------------   --------------   --------------
                                                               (In thousands)
   Service cost - benefits earned during
    the period..............................       $    689         $    653         $    619
   Interest cost on projected benefit
    obligation..............................            701              762              862
   Actual return on assets..................           (444)             240             (735)
   Net amortization and deferral............             53             (808)             200
                                                   --------         --------         --------
   Net periodic pension cost                       $    999         $    847         $    946
                                                   ========         ========         ========
   Assumptions used for accounting were:
   Discount rate............................           8.0%             8.0%             8.0%
   Rate of increase in compensation levels..           5.0%             5.0%             5.0%
   Expected long-term rate of return on
    assets..................................           9.0%             9.0%             9.0%

                          STATER BROS. HOLDINGS INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 9 - RETIREMENT PLANS (CONTD.)

   Pension Plan (contd.)

   The following table sets forth the plan's funded status and amounts recognized in the Company's balance sheet at:

                                                      Sept. 26, 1993   Sept. 25, 1994   Sept. 24, 1995
                                                      --------------   --------------   --------------
                                                                       (In thousands)

   Actuarial present value of benefit obligations:
    Vested benefit obligation.......................      $    6,485       $    7,551       $    9,400
                                                          ==========       ==========       ==========
    Accumulated benefit obligation..................      $    6,687       $    7,803       $    9,717
                                                          ==========       ==========       ==========
   Projected benefit obligation.....................      $   (9,435)      $  (10,845)      $  (13,484)
   Plan assets at fair value,
    primarily notes and bonds.......................           6,746            6,821            8,138
                                                          ----------       ----------       ----------
   Projected benefit obligation in
    excess of plan assets...........................          (2,689)          (4,024)          (5,346)
   Unrecognized net loss............................           1,254            2,227            3,407
   Unrecognized prior service cost..................              32               29              (76)
   Unrecognized net obligations established
    October 1, 1987.................................             297              270              243
                                                          ----------       ----------       ----------
   Pension (liability) recognized in the
    balance sheet...................................      $   (1,106)      $   (1,498)      $   (1,772)
                                                          ==========       ==========       ==========

   Expenses recognized for this retirement plan were $1,617,000, $1,085,000 and $967,000 in 1993, 1994 and 1995, respectively.

   Profit Sharing Plan

   The Company has a noncontributory defined contribution profit sharing plan covering substantially all non-union employees. Union employees may participate if their collective bargaining agreement specifically provides for their inclusion. The Company may contribute up to 7.5% of total compensation paid or accrued during the year to each plan participant subject to limitations imposed by the Internal Revenue Code. The Company recognized expenses for this plan in the amount of $277,000, $320,000 and $357,000 in 1993, 1994 and 1995,
respectively.

   Multi-Employer Plans

   The Company also contributes to multi-employer defined benefit retirement plans in accordance with the provisions of the various labor agreements that govern the plans. Contributions to these plans are generally based on the number of hours worked. Information for these plans as to vested and non-vested accumulated benefits and net assets available for benefits is not available.

                          STATER BROS. HOLDINGS INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 9 - RETIREMENT PLANS (CONTD.)

   Multi-Employer Plans (contd.)

   The Company's expense for these retirement and health and welfare plans consisted of the following:

                                                        52 Weeks Ended
                                        ----------------------------------------------
                                        Sept. 26, 1993  Sept. 25, 1994  Sept. 24, 1995
                                        --------------  --------------  --------------
                                                        (In thousands)
   Multi-Employer Pension Plans.......     $  4,367         $  7,234        $  5,688
   Multi-Employer Health and Welfare..       35,568           20,901          36,320
                                           --------         --------        --------
   Total Multi-Employer Benefits......     $ 39,935         $ 28,135        $ 42,008
                                           ========         ========        ========

   In conjunction with a three-year collective bargaining agreement entered into in 1993, the Company received a $13.7 million credit which was applied against employer contributions to multi-employer health and welfare benefit plans which was recovered monthly during fiscal 1994. The Company received an additional $0.8 million credit applied against employer contributions during the fourth quarter of fiscal 1995.



NOTE 10 - LABOR RELATIONS

   The Company entered into a four-year collective bargaining agreement with the retail clerks and meat cutters collective bargaining units in October 1995 and entered into a four-year collective bargaining agreement in September 1994 with the teamsters collective bargaining units.



NOTE 11 - LITIGATION MATTERS

   In the ordinary course of its business, the Company is party to various legal actions which the Company believes are incidental to the operation of the business of the Company and its subsidiaries. The Company has recorded reserves for loss contingencies based on the specific circumstances of each case. Such reserves are recorded when the occurrence of loss is probable and can be reasonably estimated. The Company believes that the outcome of such legal proceedings to which the Company is currently a party will not have a material adverse effect upon its results of operations or its consolidated financial condition.

   On May 2, 1993, the Company was named as a defendant along with all of the other major supermarket chains located in the Los Angeles County area in a class action complaint filed in the California Superior Court in Los Angeles, California, alleging among other things that the milk pricing policies of each of the defendants violate certain antitrust laws and regulations under California law. In this class action lawsuit, Barela et al. v. Ralphs Grocery Co. et al., plaintiffs seek unspecified damages. The principal allegations of the complaint are that milk prices of the defendants operating in the Los Angeles County area are higher than milk prices for the same products in the San Francisco Bay area and that the prices for such products in Los Angeles County are higher than the prices charged in Riverside and San Bernardino counties. Because the Company does not conduct business in the San Francisco Bay area and its prices for milk are generally consistent throughout all of its supermarkets in the Los Angeles County area and Riverside and San Bernardino counties, the Company believes the

                          STATER BROS. HOLDINGS INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 11 - LITIGATION MATTERS (CONTD.)

claim is without merit with respect to the Company and the Company intends to vigorously defend such litigation. The Company believes that the ultimate outcome of this litigation will not have a material adverse effect on the Company's results of operations or its consolidated financial condition.



NOTE 12 - RECAPITALIZATION TRANSACTION

   Since January 1988, the equity of the Company has been beneficially owned equally by Craig Corporation and by La Cadena Investments ("La Cadena"), a California general partnership consisting of three senior officers of the Company including Mr. Brown, Chairman of the Board, President and Chief Executive Officer of the Company. Pursuant to the Recapitalization Transaction entered into as of September 3, 1993, as amended, among the Company, La Cadena and Craig (and an affiliate of Craig), simultaneously with the closing of the offering of $165 million of 11% Senior Notes, (the "Notes") on March 8, 1994, La Cadena acquired effective voting control of the Company, and the Company made certain cash payments and distributions to Craig or into escrow for the benefit of Craig, totaling approximately $41.8 million in the aggregate, including the purchase of an option to purchase Craig's equity interest in the Company. In addition, the Company redeemed its 9.8% Senior Notes due 2001 and repaid certain other outstanding indebtedness. Such transactions with the Company, La Cadena and Craig and repayment of debt are collectively referred to as the "Recapitalization" or the "Recapitalization Transaction".

   The following paragraphs describe the Recapitalization, all of which were completed on or before March 8, 1994 (the "Recapitalization Closing"), except for those transactions described below as occurring after such time.

RECLASSIFICATION OF COMMON STOCK

   The Company amended its Certificate of Incorporation to provide for two classes of common stock designated "Common Stock" and "Class A Common Stock", and two series of preferred stock designated "Series A Preferred Stock" and "Series B Preferred Stock". The existing shares of outstanding common stock were classified as Common Stock, and at the Recapitalization Closing, holders of such stock were afforded the right to exchange all such shares into a like
number of shares of Class A Common  Stock.   At  the  Recapitalization Closing,
La Cadena exchanged its shares of Common Stock for shares of Class A Common Stock and Craig retained its shares of Common Stock (subject to the Company's right to convert such shares of Common Stock into shares of Series B Preferred Stock, and subject to the Company's option to acquire such shares of Common Stock or, subsequent to such conversion, Series B Preferred Stock, as described below).

   Following the Recapitalization Closing, the rights of holders of the Common Stock and Class A Common Stock are identical except with respect to voting. For a period of five years following the Recapitalization Closing, each share of Class A Common Stock is entitled to 1.1 votes and each share of Common Stock is entitled to one vote, giving La Cadena approximately 52% and Craig approximately 48% of the total voting power of the Company. Holders of the Common Stock are entitled to elect one director of the Company during such five-year period. At the end of the five-year period, each share of Common Stock and each share of Class A Common Stock will be entitled to one vote.

                          STATER BROS. HOLDINGS INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DIVIDEND ON COMMON STOCK

   The Board of Directors of the Company declared a dividend of $400 per share of Common Stock, payable to holders of record at the close of business on the day following the Recapitalization Closing. As a result of the amendment of the Company's Certificate of Incorporation and the exchange by La Cadena of its shares of Common Stock into Class A Common Stock, the aggregate amount of the dividends paid on the Common Stock was $20.0 million, and the entire dividend amount was paid to Craig.

RIGHT TO CONVERT COMMON STOCK INTO SERIES B PREFERRED STOCK

   Pursuant to the Option Agreement dated as of September 3, 1993, between the Company and Craig, as amended (the "Option Agreement"), the Company has the right, at its option, for a period of two years from the Recapitalization Closing (March 8, 1994), to convert the Common Stock into 693,650 shares of Series B Preferred Stock. Holders of the Series B Preferred Stock will have the right to elect one director of the Company. In addition, as long as all the shares of Series B Preferred Stock are beneficially owned by Craig, the holder of the Series B Preferred Stock will have the right to vote as a single class with holders of all other voting stock of the Company, and the voting power of the Series B Preferred Stock will equal 20% of the total voting power of such combined class. In the event dividends on the Series B Preferred Stock in respect of any two or more quarterly dividend periods shall be and remain unpaid, so long as the majority of the shares of Series B Preferred Stock are beneficially owned by Craig, the holders of the Series B Preferred Stock will have the right to elect a majority of the Company's directors. In the event Craig ceases to be the beneficial owner of a majority of the Series B Preferred Stock, the right of the holders of the Series B Preferred Stock to elect one director will be suspended, and if dividends on the Series B Preferred Stock in respect of any two or more quarterly dividend periods shall be and remain unpaid, the holders of the Series B Preferred Stock will have the right to elect only two directors of the Company. In addition, the Option Agreement prohibits the Company and its Subsidiaries from issuing or selling any shares of their capital stock to any person or entity, unless and until the Common Stock is converted into Series B Preferred Stock.

   Dividends on the Series B Preferred Stock, if issued, will commence to accrue on the second anniversary of the Recapitalization Closing (the "Accrual Date"), at the rate of 10.5% per annum for the first 78 months following the Accrual Date. Commencing with the 79th month following the Accrual Date, the dividend rate will increase to 12% per annum, and will further increase each twelfth month thereafter by 100 basis points per year, to a maximum rate of 15% per annum.

OPTION TO ACQUIRE COMMON STOCK OR SERIES B PREFERRED STOCK

   Pursuant to the Option Agreement, the Company has the option to purchase all, but not less than all, shares of the Common Stock held by Craig immediately after the Recapitalization Closing for a purchase price, in cash, of $60.0 million plus an adjustment factor equal to 8.833% per annum from the time of the Recapitalization Closing, compounded annually. The option may be exercised with respect to such Common Stock at any time prior to the second anniversary of the Recapitalization Closing. At such time, if the Company has not exercised its right to convert such Common Stock into Series B Preferred Stock, the option will expire. If the Company shall have exercised its right to convert such Common Stock into Series B Preferred Stock, the option will remain in effect until the twelfth anniversary of the Recapitalization Closing and will entitle the Company to purchase all, but not less than all, such shares of the Series B Preferred Stock. With respect to the Series B Preferred Stock, the exercise price of the option will be $69.4 million to be paid to Craig. Of the $14.7 million option price, $2.7 million was paid to Craig at the Recapitalization Closing. Payment of the

                          STATER BROS. HOLDINGS INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

OPTION TO ACQUIRE COMMON STOCK OR SERIES B PREFERRED STOCK (CONTD.)

remaining $12.0 million (the "Deferred Portion") was deposited into an escrow account for the benefit of Craig, and was paid to Craig on August 23, 1994.

   Pursuant to the Option Agreement, holders of Series B Preferred Stock are entitled to certain registration rights. In addition, holders of Series B Preferred Stock have the right to require the redemption of all, but not less than all, the Series B Preferred Stock owned by such holder in the event of certain changes of control of the Company or in the event Jack H. Brown shall cease to be the Chief Executive Officer of the Company, other than by reason of death, disability or retirement in accordance with the Company's normal retirement policies.

   The Option Agreement also prohibits the Company and its subsidiaries from issuing or selling any shares of their capital stock to any person or entity, unless and until the Common Stock is converted into Series B Preferred Stock.

CONSULTING AGREEMENT AND COVENANT NOT TO COMPETE

   Pursuant to the Consulting Agreement dated as of September 3, 1993 (the "Consulting Agreement"), effective and commencing as of the Recapitalization Closing, Craig will render consulting services to the Company for a five-year period. In consideration for such consulting services, the Company will pay Craig $1.5 million per year, payable quarterly during the term of the Consulting Agreement. The Company will have the right to terminate its obligations under the Consulting Agreement in the event it exercises its option to purchase the Common Stock or Series B Preferred Stock owned by Craig. Additionally, at the Recapitalization Closing, and in accordance with the terms of the Consulting Agreement, Craig has agreed not to engage in any business that competes with the Company in any of the five counties in which the Company operates until the end of the five-year period of the Consulting Agreement. The Company paid Craig $5.0 million at the Recapitalization Closing which is amortized to earnings over the five-year term of the covenant not to compete included in the Consulting Agreement.

REDEMPTION OF SERIES A PREFERRED STOCK AND PAYMENT OF INTEREST ON STOCKHOLDER NOTES

   Pursuant to the Option Agreement, at the Recapitalization Closing, the Company purchased from Craig 72,000 shares of the Company's Series A Preferred Stock, currently held by Craig, for a total purchase price of $1.8 million plus accrued and unpaid dividends and paid approximately $79,000 to Craig as payment of all unpaid interest owing to Craig on a stockholder note. In addition, the Company purchased from La Cadena 72,000 shares of the Company's Series A Preferred Stock, currently held by La Cadena, for a total purchase price of $1.8 million, plus accrued and unpaid dividends and paid approximately $79,000 to La Cadena as payment of all unpaid interest owing to La Cadena on a stockholder note. In September 1993 and September 1992, the Company issued 40,000 shares and 32,000 shares, respectively, of the Company's Series A Preferred Stock to each of Craig and La Cadena in payment of all principal owing on such shareholder notes.

TRANSFER OF CRAIG COMMON STOCK

   Pursuant to the Second Amended and Restated Stock Agreement dated as of January 12, 1994, (the "Craig Stock Agreement"), among the Company, Craig, La Cadena and James J. Cotter, in consideration for a standstill agreement by Craig, the Company agreed to transfer to Craig 311,404 shares of Craig's common stock owned by the Company at such time following the Recapitalization Closing as the Company determined it was legally entitled to do so under applicable law governing distributions to shareholders. Such agreement resulted in a pre-tax

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